NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-21 October 18, 2007

RUBICON ANNOUNCES PLANS TO DRILL FIVE RED LAKE PROJECTS
- 16,500 metres (54,000 feet) of drilling planned for strategic Red Lake projects -

Rubicon Minerals Corporation (RMX.TSX: RBY.AMEX), is pleased to provide a review of its drill plans for Red Lake Ontario to be carried out between now and the first half of 2008. A total of 16,500 metres of confirmed drilling is planned on five strategic projects.

100%-Controlled Projects:

•
Phoenix Project: A 4000-metre drill program, to commence in late October/ early November is planned to follow up at the North Peninsula Zone and the Deep Footwall Target (see news release dated July 30, 2007).  The North Peninsula Zone, discovered during Q1/Q2 of 2007 is characterized by two distinct, gold-bearing intervals. The Lower Zone is currently intersected between 230 and 380 metres below surface. Gold mineralization is developed within a package of mafic rocks that are strongly silicified and have pervasive arsenopyrite throughout. The Upper Zone is situated less than 120 metres below surface. The North Peninsula has been intersected   over a strike length of 100 metres and is open along strike and down dip. An additional 5,600 metres of drilling is currently planned for Q1/Q2 2008 to test additional targets on the Phoenix Gold Project including deep drill targets.

•
Adams Lake Project:  A drill test (estimated 2,500 metres) for ‘Mine Sequence’ rocks at this 100%-owned project located five kilometres east of the Red Lake Gold Mines and occupying a similar structural position, is planned for Q1/2008. Rubicon interprets Mine Sequence rocks being present in the core of a major fold which underlies the Adams Lake claims. Currently Rubicon is completing a synthesis of available geological data and carrying out geochemical surveys prior to drilling. Goldcorp, in a September 2007 presentation posted on its website, also highlights the potential significance of the general Adams Lake area (see www.goldcorp.com for presentation).

•
East Bay Project:  An estimated 1,500-metre drill program at this 100%-owned project is planned for late Q1 early Q2 of 2008. The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to and on strike of the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon’s Phoenix Gold Project.

Partner-Funded Projects:

•
Red Lake North Project-Sidace Lake Area:  The fall program at the Main Block–Red Lake North Project has been completed.  Rubicon has recommended further work to partner Solitaire which will advise on a decision following receipt of outstanding assays.

•
Humlin Project:  Partner Solitaire is required to spend $400,000 before May 1, 2008 in order to fulfill the requirements of the second year of its option. Solitaire is required to spend $2.5 million over four years to earn 55% interest in the property.  Rubicon will complete a geochemical survey at Humlin prior to recommending a minimum 1,500-metre drill program for this coming winter.

•
DMC Project:  Partner Agnico-Eagle Mines Limited is currently funding a $300,000 program on the DMC project designed to follow up on encouraging alteration and mineralization encountered in previous programs.

“In Red Lake, Rubicon is in the rare position of controlling large and strategic land positions in a producing gold camp which is home to one of the world’s great gold deposits (>20 million ounces gold). Armed with a strong treasury, we are now able to carry out an expanded exploration campaign on our strategic Red Lake targets”

Rubicon’s business plan is to provide exposure to high exploration potential and to review new growth opportunities in areas of low political risk in North America.

It should be noted that the exact timing of drill programs is dependant on a number of factors. These include drill and drill-crew availability, weather and ice conditions and ongoing results from programs necessitating additional or reduced drilling. It should also be noted that the industry as a whole is facing labour shortages and long assay turnaround times.

True widths are estimated to be approximately 70% to 90% of reported lengths.  All assays were conducted on sawn NQ2 and NQ-sized half core sections.  Program assays were completed by ALS Chemex using the metallic screen fire assay procedure or fire assay gravimetric finish.  Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo, .the project Qualified Person under the definition of NI 43-101.

Forward-Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to the Company’s exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions and the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

         For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at:
         bcavalluzzo@rubiconminerals.com
                   Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6
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